MASTER SUPPLY AGREEMENT entered into in the City of Montreal, Province of Quebec, effective as of December 13, 2005.

AMONGST:	LABOPHARM INC., a corporation incorporated under the laws of the Province of Québec, having its head office at 480, boulevard Armand-Frappier, in the City of Laval, Province of Québec, H7V 4B4,
AND:	LABOPHARM EUROPE LIMITED, a corporation incorporated under the laws of Ireland, having a place of business at 5, The Seapoint Building, 44 Clontarf Road, Dublin 3, Ireland,
	(Labopharm Inc. and Labopharm Europe Limited are hereinafter referred to jointly as "Labopharm")
AND:	CONFAB LABORATORIES INC., a corporation incorporated under the laws of Canada, having its head office at 4355 Sir Wilfrid Laurier Blvd., in the City of Saint-Hubert, Province of Québec, J3Y 3X3.
	(hereinafter referred to as "Confab")

ARTICLE 1. PREAMBLE

1.1 Labopharm and Confab have entered into a Manufacture and Supply Agreement effective as of July 16, 2003 which provided for the development of the Product (as defined below) and its subsequent commercial manufacturing by Confab (the "Previous Agreement").

1.2 Labopharm and Confab declare that all activities related to the development of the Product have now been completed, that they have re-negotiated the financial arrangements pertaining to the commercial manufacturing of the Product and that they wish to consolidate their agreements by means of this Master Supply Agreement.

ARTICLE 2. RECITALS

2.1 Labopharm owns all of the Intellectual Property Rights (as defined below) relating to the Formulations (as defined below) and all Product Specifications (as defined

In conformity with paragraph 12.2(3) of National Instrument 51-102 respecting Continuous Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to supply prices and payment terms, product specific information and other confidential commercial terms.

below) for a prescription drug that is an analgesic tablet known as Tramadol controlled release tablets (also known as Tramadol OAD and Tramadol Labopharm CP tablets) available in strengths of 100mg, 200mg and 300mg (the "Product" or "Products"); and

2.2 Labopharm also owns certain patents relating to a controlled delivery technology known as "Contramid®" that is used in the manufacturing of the Products; and

2.3 Confab is a custom manufacturer of various pharmaceutical and health products and possesses the expertise, equipment, ability and capacity required to manufacture the Products for Labopharm on a commercial scale; and

2.4 Labopharm and Confab are desirous of entering into this Master Supply Agreement pursuant to which Confab shall manufacture and supply the Products in bulk exclusively for Labopharm, and Labopharm shall procure the Product from Confab, the whole in accordance with and subject to the terms and conditions set forth in this Master Supply Agreement.

ARTICLE 3. INTERPRETATION

3.1 **Preamble and Recitals:** The above preamble and recitals form an essential declaration of the Parties and are an integral part of this Agreement. The Parties hereby declare that the preamble and recitals are true and accurate.

3.2 **Defined Terms**: As used in this Agreement, the following terms have the following meanings:

(a) "Adulterated" will have the meaning set forth in the FD&C Act;

(b) "Affiliate" means any corporation or entity which is directly or indirectly controlled by, or controls or is under common control with, another corporation or entity, provided that "control" shall mean ownership as to more than 50% of another corporation or entity or the power to direct decisions of another corporation or entity, including, without limitation, the power to direct management and policies of another corporation or entity, whether by reason of ownership, by contract or otherwise;

(c) "Agreement" and related definitions:

(i) "Master Supply Agreement" or "Agreement" means this present agreement and all schedules and written instruments supplemental to or amending or confirming it from time to time;

(ii) "Previous Agreement" means that certain Manufacture and Supply Agreement entered into between the Parties as of July 16, 2003 and which is more specifically referred to in paragraph 1.1 hereto;

(iii) "US Supply Agreement" means that certain Manufacture and Supply Agreement entered into between the Parties contemporaneously herewith and covering Labopharm's requirements of the Product for sale in the USA through Purdue Pharma Inc.

(d) "API" means the active pharmaceutical ingredient tramadol HCl;

(e) "Applicable Laws" means any and all laws, rules, standards, guidelines, judgments, orders, decrees, statutes, ordinances, regulations, and government policies relating to the manufacture, packaging, use, transportation and distribution of the Products in Canada, the U.S.A., Europe, Latin America and all other countries where the Products are sold, including without limitation all relevant cGMPs;

(f) "Batch" means a production batch of approximately one (1) million tablets of each Product of the 100mg and 300mg dosage strengths, and approximately one and a half (1.5) million tablets of Product of the 200mg dosage strength, to be manufactured by Confab hereunder;

(g) "Confidential Information" means any and all information that is confidential in nature or that is treated as being confidential by a Party or by any of its Affiliates and that is or has already been disclosed by or on behalf of such Party or of any of its Affiliates to the other Party or to any of the other Party's Affiliates pursuant to this Agreement, whether such information is or has been conveyed verbally or in written or electronic or other tangible form, and whether such information is acquired directly or indirectly, including, but not limited to all technology, data, know-how, trade secrets, concepts, ideas, all technical, financial or business information, and all internal reports, materials and other documents containing or regarding any of the foregoing;

(h) "Contract Year" means a period consisting of twelve (12) consecutive calendar months, with the first Contract Year commencing on December 13, 2005 and terminating on December 31st, 2006;

(i) "Contramid® Powder" means Labopharm's proprietary high amylose starch matrix used in the Formulation(s) of the Product(s), in powder form;

(j) "Current Good Manufacturing Practices" or "cGMPs" means the practices

set out in the guidelines published as good manufacturing practices for drug manufacturers by (i) the Food & Drug Administration of USA, (ii) the Therapeutic Product Directorate of Health Canada and (iii) the European Agency of Medicinal Products, and as same are in effect from time to time during the Term of this Agreement;

(k) "Effective Date" means the date first written above;

(l) "EMEA" means European Agency of Medicinal Products;

(m) "FDA" means the U.S. Food and Drug Administration, or any successor agency with responsibilities comparable thereto;

(n) "FD&C Act" means the U.S. Federal Food, Drug and Cosmetic Act, as amended;

(o) "Facility" means Confab's manufacturing facility located at 4355 Sir Wilfrid Laurier Blvd., Saint-Hubert, Québec, J3Y 3X3;

(p) "Formulation(s)" means the unique formulation(s) for the manufacturing of the Products and which are supplied by Labopharm to Confab;

(q) "Intellectual Property Rights" means, whether or not reduced to writing, all inventions, all rights to inventions, patents, patent applications and issued patents (and any continuations, divisions, patents of addition, applications for reissue, reissues, re-examinations or extensions of any of the foregoing), designs, design applications and design registrations, trade marks, trade mark applications, trade mark registrations, trade names, logos (whether registered or unregistered), copyright, copyright applications and registrations, processes, licenses, know-how, technology, data, chemical structures, formulae, discoveries, trade secrets, proprietary information and all other rights and intellectual property now or hereafter developed, which relates to the Product;

(r) "Intermediate Shipping Instructions" shall have the meaning set out in the relevant Appendix of the relevant Quality Agreement, depending upon to which of Labopharm's designees the bulk Product is to be shipped for final packaging;

(s) "Labopharm Technology" means any and all proprietary subject matter, trade secrets, know-how, materials, information, data, methods, processes, derivatives, protocols, standard operating procedures, assays, knowledge, inventions, discoveries, improvements and developments, whether or not patented or patentable and whether or not reduced to

writing, pertinent to the Products or to the manufacture, use or sale of the Products (including, without limitation, the controlled delivery technology known as "Contramid®", the Formulation(s) and the Product Specifications and all improvements, additions and modifications thereto) and all Intellectual Property Rights related thereto, now or hereafter owned by, licensed to, in the possession of, known to, or controlled by Labopharm or its Affiliates;

(t) "Marketing Authorization(s)" or "MA(s)" means the Regulatory Approval(s) required to be granted by the relevant Regulatory Authorities in the various countries where the Product is sold;

(u) "Misbranded" will have the meaning set forth in the FD&C Act;

(v) "NDA" means the New Drug Application (including all amendments and supplements thereto) which has been filed by Labopharm with the FDA in respect of the Products and bearing number 21-745;

(w) "Party" means either Labopharm or Confab, individually; "Parties" means Labopharm and Confab, collectively;

(x) "Product(s)" means the products referred to in Section 2.1 above. The Parties may, by mutual written agreement, add new Products to this Agreement at any time throughout the Term of this Agreement;

(y) "Product Specifications" means the concentrations and compositions of each constituent of each of the Products and the manufacturing process, validated analytical methods for quality and release testing, release procedures and other specifications related to each of the Products. The Product Specifications are attached to the Quality Agreement(s) as Appendices, and may be revised at any time in accordance with the provisions set forth herein;

(z) "Purchase Order(s)" means an order for Product(s) from Labopharm to Confab, in writing, specifying at least: delivery date required, quantities of Product(s), and shipping destination; "Initial Purchase Orders" means those Purchase Orders # 25, 26 and 27 dated December 13, 2005; "Excess Order(s)" means a Purchase Order that is in excess of the applicable binding forecast;

(aa) "Quality Agreement(s)" means the agreements which have been or will be executed by the Parties and pursuant to which the Parties agree on the sharing of their respective operational and technical responsibilities in

order to comply with cGMPs of the relevant jurisdictions, namely a Quality Agreement relating to the jurisdictions of Canada, USA and Latin America, and a Quality Agreement relating to the jurisdictions of the European countries and whereof copies, as amended from time to time, will be attached as Schedules A and B hereto, and incorporated by reference herein;

(bb) "Raw Materials" means all bulk pharmaceutical ingredients (active and inactive) and other related items necessary or required for the manufacture and supply of the Products in accordance herewith;

(cc) "Regulatory Approval" means final approval of the Product by the applicable Regulatory Authorities to manufacture and distribute the Product in the jurisdiction(s) governed by such Regulatory Authorities;

(dd) "Regulatory Authority" means a governmental authority that has jurisdiction over the manufacture, use, storage, import, export, clinical testing, transport, marketing, sale or distribution of the Product(s);

(ee) "Specifications" means the Product Specifications, the Raw Materials Specifications, the API Specifications and Contramid® Powder Specifications all as further defined in Appendix C of the applicable Quality Agreement; "API Specifications" and Contramid® Powder Specifications" means the specifications according to which Labopharm shall supply or cause to be supplied API and Contramid® Powder to Confab pursuant to Section 6.4, all as further defined in the relevant Appendix of the applicable Quality Agreement;

(ff) "Term and Initial Term" means the periods of time referred to in Section 13.1 hereof.

3.3 **Currency**. Except as otherwise expressly stated, all dollar amounts referred to in this Agreement are in the lawful currency of Canada.

3.4 **General**. Article and Section headings in this Agreement are for convenience only and shall not be used in interpreting this Agreement. This Agreement shall be read with such changes in gender or number, as the context requires.

ARTICLE 4: INITIAL TERM AND FINANCIAL ARRANGEMENTS

4.1 **Initial Term.** Notwithstanding anything stipulated in the Previous Agreement, the Initial Term shall commence on the Effective Date of this Master Supply Agreement and will continue for four (4) Contract Years and will expire on December 31st, 2009.

4.2 **Minimum Quantities.** (Redacted)

4.3 **Prices of Products – Average Price.** (Redacted)

The above prices are valid for Contract Years 2006 and 2007 and are comprehensive and will include all costs associated with Confab's supplying the Product to Labopharm (except as specifically set out herein), including without limitation:

1. the costs of Raw Materials procurement for bulk Product manufacturing (with the exception of Contramid® Powder and API which will be supplied free of charge to Confab);

2. the costs of granulating the Contramid® Powder;

3. the costs of bulk Product manufacturing;

4. all testing costs associated with the manufacturing of the bulk Product including the testing of Raw Materials, API and granulated Contramid, process intermediates and testing of the finished bulk Product for release purposes, and whether or not such testing activities are performed directly by Confab or by a third party laboratory pursuant to Section 6.10 or 6.11 hereof;

5. the costs of bulk Product release and preparation for shipment according to the Intermediate Shipping Instructions and including a fifteen day maximum warehousing period after release by Confab, exclusive of any delays in release by Labopharm for shipping caused by deviations or insufficient batch documentation;

6. the costs of manufacturing documentation including one original of the following documents: Certificate of Compliance or Manufacture, Manufacturing Batch Record including the Warnex Certificate of Analysis of the bulk Product (or that of Confab as the case may be), Certificates of Analysis of Raw Materials and Deviation Form if any.

7. the costs for printing the Products to be manufactured under the US Supply Agreement subject to Section 6.12 below;

8. the reasonable costs for providing normal assistance needed by Labopharm to obtain and maintain Regulatory Approvals.

The above prices do not include the following:

(Redacted)

1. the costs of audits (the price of which shall be per hour for each person involved) in excess of the number of occurrences as specified in Section 11.5 hereof;

2. the cost of warehousing Product released by Confab at Confab's Facility for more than fifteen days post-release or other special storage conditions, at a price of per pallet per month;
(Redacted)

3. other services that are deemed to be a change in Specifications or an additional service as contemplated in Section 4.11 hereof.

4.4 **Essential Consideration - Minimum Volume.** (Redacted)

4.5 **Nature of the Minimum Volume.** (Redacted)

4.6 **Management of the Minimum Volume.** (Redacted)

4.6.2 (Redacted)

4.6.3 (Redacted)

4.6.4 (Redacted)

4.7 (Redacted)

(Redacted)

4.8 **Price Adjustment.** (Redacted)

4.9 **Extraordinary Increases in Costs of Raw Materials.** (Redacted)

(Redacted)

4.10 **Invoicing and Payment.** Upon release by Confab of each Batch or group of Batches of the bulk Products to Labopharm or its designee for packaging, which includes all required manufacturing, quality and release documentation having been provided by Confab, Confab shall invoice Labopharm therefore. Labopharm shall pay each invoice in full within thirty (30) days after its receipt of each invoice, unless the subject shipment is rejected or acceptance revoked by Labopharm in accordance herewith. All payments shall be made in Canadian Dollars with a (..) discount to be taken if the invoice is paid within 10 days of receipt. Interest at the prime rate of the Royal Bank of Canada plus two percent (...) per annum shall accrue and be paid by Labopharm on all invoice amounts not paid within such (...) day period.

(Redacted)

4.11 **Taxes; API and Contramid Powder Import.** The prices referred to in Section 4.3 are exclusive of all applicable sales, goods and services ("GST") and similar taxes, which shall be the responsibility of Labopharm. Where applicable, the amount of such taxes will be added to the price of the Products in effect at the time of shipment thereof and will be reflected in the invoices submitted to Labopharm by Confab pursuant to Section 4.10 hereof. Confab and Labopharm will cooperate and provide such assistance and information to each other as may be reasonably necessary to permit the import of the API and Contramid® Powder into Canada. (Redacted)

4.12 **Change Management – Additional Services.** All prices of Products specified in Section 4.3 are based on the Product Specifications and other documented manufacturing services as at the date of signature hereof., Additional services requested by Labopharm shall not be included in such prices, and the cost of any such additional services shall be diligently discussed and agreed by means of a written proposal by Confab to be followed by a Purchase Order by Labopharm to Confab and referring specifically to this Section 4.12.

ARTICLE 5. EQUIPMENT

5.1 **Confab's Equipment.** Pursuant to the Previous Agreement, Confab has

selected, procured, installed, tested, validated and is the owner of the following equipment and tooling that is specially required for the manufacturing of the Product at the required scale:

- (Redacted) serial number 0503-01
- serial number 10500-60
- serial number 11651-63
- serial number 196-1202
- serial number 277732
- serial number RC-144

5.2 **Amortization / Deposit.** (Redacted)

5.3 **Loan for Use.** Labopharm has, with the active assistance of Confab, selected and acquired, and Confab has, with the active assistance of Labopharm, installed, tested and validated in the Facility the equipment more particularly described in Schedule C hereto and such other equipment that Labopharm may acquire for the manufacturing of the Products (the "Equipment").

Confab and Labopharm agree that Confab hereby borrows the Equipment from Labopharm and that Labopharm lends the Equipment to Confab for free, subject to the applicable provisions of the Civil Code of Québec concerning loan for use and subject also to the terms and conditions contained in Schedule C of this Master Supply Agreement. Therefore, title to, and ownership of the Equipment shall not pass to Confab and Labopharm shall retain title to and ownership thereto. No right, title or interest in the Equipment shall pass to Confab other than

the right to possess and use the Equipment for the Term to manufacture Products for Labopharm.

ARTICLE 6. MANUFACTURE & SUPPLY

6.1 **Supply and Purchase of Products.** Confab hereby agrees to manufacture the Products in the Facility for supply in bulk to Labopharm in such quantities as are required to fill Purchase Orders from Labopharm, the whole in accordance with the terms and subject to the conditions set out in this Master Supply Agreement and the US Supply Agreement. The Products shall be manufactured in accordance with the Product Specifications, cGMPs, all Applicable Laws and the Quality Agreement(s), as amended from time to time. Labopharm hereby agrees to purchase from Confab such quantities of the Products as are required to fill Labopharm's Purchase Orders, the whole in accordance with the terms and subject to the conditions set out in this Master Supply Agreement and the US Supply Agreement.

6.2 **Forecasts and Orders.** Concurrently with the execution of this Agreement, Labopharm shall provide Confab with a written forecast of Labopharm's estimated monthly requirements of the Products for the twelve (12) months period commencing with the first Contract Year and which forecast will be updated by Labopharm monthly on a rolling twelve (12) month basis and provided to Confab no later than the tenth (10) day of each month. In addition, such forecast shall be updated forthwith upon Labopharm determining that the volumes contemplated in the most recent of such forecasts have changed by more than thirty percent (30%) and the orders resulting therefrom shall be treated as Excess Orders pursuant to Section 6.9. The forecast shall be binding only as regards the first three (3) months. On or before the tenth day of each calendar month, firm written Purchase Orders for Products shall be provided to Confab for quantities that shall not be subject to reduction. Nothing printed or written on any Purchase Order or its acceptance shall modify or expand any Party's obligations under this Agreement. In the event of any inconsistency between the terms of any Purchase Order and the terms of this Agreement, the terms of this Agreement shall prevail.

6.3 **Manufacture and Delivery.** Confab will manufacture and deliver the Products in the quantities and as specified in each Purchase Order. Subject to Article 14 below, Confab shall deliver the Products within four (4) months for the Initial Purchase Orders and within three (3) months for all subsequent Purchase Orders or within such shorter time or delay that may be approved in writing by the Parties. Commencing with Purchase Orders received during the second Contract Year, Confab shall, in collaboration with Labopharm, strive to reduce the

standard delivery time to two (2) months without however being held to an obligation of strict performance, until Confab is satisfied that a two (2) month delivery time can be consistently achieved, at which time it shall become the new standard delivery time. Labopharm shall be responsible for the portion of the cost of Raw Materials ordered by Confab to meet the forecast for the third month to the extent that the Purchase Order(s) received by Confab in respect of such month is lower than the forecast and such Raw Materials have been rendered obsolete or unusable.

6.4 **Delivery of API and Contramid® Powder.** Acting in reasonable reliance on Labopharm's forecasts, Confab shall be responsible to order, 3 months in advance of desired delivery date, using a no-charge purchase order, directly from Labopharm the quantities of API and Contramid® Powder required to satisfy Labopharm's forecasted requirements of Products. Labopharm shall then be responsible to deliver or cause to be delivered directly to the Port of Montreal or the Montreal Airport, in a timely manner and without cost to Confab, whenever possible in one single shipment, quantities of API and Contramid® Powder in accordance with (a) Confab's Purchase Orders therefor (b) the API Specifications and Contramid® Powder Specifications, (c) cGMPs, (d) the regulatory filings and approvals of each relevant competent Governmental Authority, (e) Applicable Law and (f) the relevant Quality Agreement. Quantities of API and Contramid® Powder to be ordered and stored by Confab at the Facility shall not at any time exceed Labopharm forecasted needs for three months plus a 30% reserve for Excess Orders. Whenever possible, Contramid® Powder shall be received in minimum quantities of 750kg/lot and API by minimum quantities of 400kg/lot. Confab shall order Contramid and API in minimum sizes of multiples of batches which will facilitate this. Extra testing costs incurred because of smaller multiple lots will be charged to Labopharm when this is not done..

All custom duties applicable on the import of API and Contramid® Powder are first paid by a custom broker designated by Confab and transportation to Confab's Facility is arranged by the said custom broker. All custom duties and transportation costs to the Facility will be invoiced separately by Confab to Labopharm and shall be payable net 30 days. Title to the API and Contramid® Powder shall, at all times, remain with Labopharm. Notwithstanding the foregoing but subject to Section 10.3.1, risk of loss in respect thereof shall be the responsibility of Confab once they have been unloaded at the Facility. From time to time, upon request of Confab, Labopharm shall provide Confab with a certification as to the full cost value of the API and Contramid® Powder for insurance purposes.

6.5 **API and Contramid® Inventory Report.** Confab shall provide Labopharm with quarterly inventory reports and reconciliation of the API and Contramid® held by Confab, which shall contain the following information for such quarter:

Quantity Received means the total quantity of API and Contramid® that complies with the API and Contramid® Specifications received at the Facility during the applicable period;

Quantity Dispensed means the total quantity of API and Contramid® dispensed at the Facility during the applicable period. The Quantity Dispensed is calculated by adding the Quantity Received to the inventory of API and Contramid® that complies with the API and Contramid® Specifications held at the beginning of the applicable period, less the inventory of API and Contramid® that complies with the API and Contramid® Specifications held at the end of such period. The Quantity Dispensed shall only include API and Contramid® received and dispensed in connection with commercial manufacturing of Products (including inventory write-offs) and, for certainty, shall not include any API and Contramid® received or dispensed in connection with technical transfer activities or development activities during the applicable period, including, without limitation, any regulatory, stability, testing, validation or test batches manufactured during the applicable period;

Quantity Converted means the total amount of API and Contramid® contained in the Products produced with the Quantity Dispensed, delivered by Confab, and (i) not rejected, recalled or returned as a result of a failure of Confab to provide manufacturing services in accordance with the terms of this Agreement, and (ii) not destroyed by the printing operation of US tablets as specified in Section 6.12.

Confab shall calculate the yield for each Product for each applicable period, to be calculated by dividing, for each Product, the Quantity Converted by the Quantity Dispensed. Confab hereby undertakes to strive for a ninety seven percent (97%) yield for each Product with the exception of Products intended for sale in the USA and for which the applicable yield shall be 92% during the optimization period or such other yield mutually agreed upon as a consequence of the optimization referred to in Section 6.12 below. Failure to reach the aforesaid yields, its causes and remedies will be reviewed and discussed at business review meetings, it being agreed that Confab has an obligation of prudence and diligence with respect to API and Contramid® management. Confab declares and Labopharm acknowledges that the yield obtained from the granulation of Contramid® Powder is 80%.

Confab shall also provide Labopharm with bi-weekly inventory status reports of quantities on hand and in quarantine of API, Contramid® Powder and Granulated Contramid® and Products.

6.6 **Raw Materials Inventory**. Confab will maintain an adequate supply of Raw Materials (other than API and Contramid® Powder, which are dealt with above) at all times to satisfy all Labopharm's forecasted requirements of Products. Labopharm understands and acknowledges that Confab will rely on the forecasts and Purchase Orders submitted pursuant to Section 6.2 in ordering such other Raw Materials required to meet such Purchase Orders. In addition, Labopharm understands that to ensure an orderly supply of such Raw Materials, it may be desirable for Confab to purchase such Raw Materials in sufficient volumes to meet the production requirements for Products during part or all of the forecasted periods referred to in Section 6.2 or to meet the production requirements of any longer period agreed to by Confab and Labopharm. Accordingly, Labopharm authorizes Confab to purchase Raw Materials in order to satisfy the production requirements for Products for the first three months contemplated in the most recent forecast provided by Labopharm pursuant to Section 6.2, and agrees that Confab may make such other purchases of Raw Materials to meet production requirements during such longer periods as may be agreed to in writing from time to time by Labopharm at the request of Confab. If Raw Materials ordered by Confab pursuant to Purchase Orders or this Section 6.6 are not included in the bulk finished Products within six months after the forecasted month in respect of which such purchases have been made (or such longer period as the Parties may agree), Labopharm shall pay to Confab the cost of that portion of the Raw Materials not included in the finished Product which cannot be subsequently used, plus the costs of all expenses incurred by Confab for the destruction of such unused or unusable Raw Materials. .

6.7 **Continuity of Purchase Orders.** Confab declares and Labopharm acknowledges that the continuity of ordering on a three month basis facilitates Confab's ability to maintain a continuous flow in the manufacturing process in order to meet and reduce delivery timelines as provided in Section 6.3 or to manufacture possible Excess Orders in accordance with Section 6.9. Confab declares and Labopharm acknowledges that an interruption or a substantial slow down of the manufacturing process may result in delivery timelines that could exceed those set-out herein.

6.8 **Shipping of Bulk Product/Packaging.** Confab will package and ship bulk Product, in accordance with Intermediate Shipping Instructions, for packaging to Ropack or Chanelle. Labopharm may request that such shipment(s) occur under quarantine status. Any such request must be in writing. In any such event, Confab's liability shall be limited as provided in Section 10.3.3 hereof. Confab

represents that it has within the Facility packaging capacities for the Product. Labopharm hereby grants to Confab a right of first discussions to package all or a substantial portion of the Products if and when the presently existing packaging agreements between Labopharm and Ropak and/or Chanelle shall be terminated for any reason whatsoever and the Parties shall negotiate diligently and in good faith and attempt to reach agreement on the commercial terms for such packaging services without obligation however if they cannot reach agreement.

6.9 **Excess Orders.** Notwithstanding the provisional quantities of the Products indicated by Labopharm in any forecast, the subsequent receipt by Confab of Excess Order(s) shall not be grounds for refusing such Excess Order(s) and Confab shall use its best commercial efforts to manufacture and deliver such quantities, provided however, that (i) Confab shall be authorized to commence the manufacturing of Products in advance of the receipt of Purchase Order(s) therefore, and, (ii) that Confab shall be authorized to procure Raw Materials (other than API and Contramid Powder) from one or more alternate suppliers of its selection and approved in advance in writing by Labopharm, and, (iii) the necessary quantities of API and Contramid Powder have been received by Confab. Notwithstanding the foregoing, should Confab determine, within ten (10) days of receipt of any forecast or Purchase Order or Excess Order, that it will be unable to manufacture and deliver the quantities of Products ordered or forecasted by Labopharm within the required delivery time, it shall so notify Labopharm in writing without delay, which notice shall propose the necessary period of additional time required for the manufacture and delivery of all or a portion of the quantities of the Products exceeding the quantities originally projected or forecasted by Labopharm. Should such new dates not be acceptable to Labopharm, Labopharm shall be entitled to seek a source of alternate supply for the portion of Excess Orders which Confab has indicated it is unable to supply hereunder.

6.10 **Sub-Contracting/Testing.** Confab shall not subcontract any portion of its manufacturing obligations hereunder without the prior written approval of Labopharm. Confab shall be allowed to enter into one or more subcontracts with third party laboratories for the performance of all testing activities contemplated in the applicable Quality Agreement provided such third party laboratory, or change therefrom, is first approved by Labopharm, which approval shall not be unreasonably refused or delayed. Any subcontracting of testing activities shall be at the expense of and under the control and responsibility of Confab, it being declared by Confab that the testing portion of prices include a 15% administrative fee for sub-contracted testing services. Nothing contained in this Section shall relieve Confab of any of its obligations towards Labopharm under this Agreement. It is acknowledged by the Parties that Warnex Analytical Services Inc. has been approved by Labopharm hereunder.

6.11 **Testing by Confab.** Notwithstanding Section 6.10, Confab declares to have testing capacities within the Facility and to hold valid establishment licence no. 100545-A issued by the Health Products and Food Branch Directorate of Health Canada that extends to the testing activities required for the Products. The Parties declare that it is their intention to transfer all or a substantial portion of the testing activities to Confab as soon as the required regulatory approvals will have been obtained by Confab with a view to, without limitation, reduce the testing costs and shorten the delivery delay for the Products. Confab and Labopharm agree to negotiate diligently the terms and conditions for such transfer of testing activities for all territories and to conclude a protocol to that effect by February 15, 2007.

6.12 **Printing of US Tablets**

Labopharm requires that all tablets of the 100mg, 200mg and 300mg formats intended for sale on the US market be printed with the letters "PP" (for Purdue Pharma) on one face of each tablet and the number corresponding to the format of the tablet. Printing will be made with a specially designed (Redacted) machine more particularly described in the document Schedule C hereto ("Printing Machine"). (Redacted)

be subject to the provisions of Schedule C hereto dealing with the Loan for Use of equipment by Labopharm to Confab.

During an initial breaking-in period and for as long as the performance of the Printing Machine shall not have been optimized as provided herein, printing services will be charged (Redacted)

(Redacted)

(Redacted)

ARTICLE 7: RESPONSIBILITY FOR SPECIFICATIONS

7.1 **Specifications.** Labopharm shall assume full responsibility to assure that the Product Specifications, the Raw Materials Specifications, the API Specifications and the Contramid Powder Specifications comply and will continue to comply with all Applicable Laws in the territories where the Products are sold. In order to provide for adequate time for production planning and Raw Materials acquisition, Labopharm shall notify Confab in writing 6 months in advance of any projected sale of the Product in countries other than Canada, USA, Latin America, Caribbean, and the European countries and shall submit new or amended Specifications for such new territories. The Parties shall then negotiate diligently and in good faith the terms and conditions of such sales, subject however to section 4.3, which provides that pricing for new territories shall be based on that for European countries.

7.2 **Changes to Specifications.** Should a change or addition to the Product, API or Contramid or Raw Materials Specifications become mandatory in a territory pursuant to changes in the law, or pursuant to any policy or policy changes of the Regulatory Authority, or should a change or addition to applicable Specifications be requested by Labopharm, then Labopharm shall be responsible for all costs associated with any such changes. Without limiting the generality of the foregoing, Labopharm shall be responsible for all costs of Raw Materials purchased or ordered by Confab to be used in the manufacturing of the Products which are unusable as a result of changes made to the Specifications. Confab agrees to use reasonable efforts to manage any such changes so as to minimize the costs to Labopharm. Resulting changes to the Facility shall be borne by Confab. All changes are subject however to reasonable and good faith discussions with respect to their impact on prices.

7.3 **Compliance with Specifications.** Pursuant to the Quality Agreements, as amended from time to time, Confab will ensure that all Batches of Products supplied hereunder are in compliance with all applicable Specifications. Confab shall not make any changes to applicable Specifications, including without limitation the current manufacturing formulae, in-process, stability and release

test specifications and methods, ingredients (and all sources thereof), Specifications and process instructions, and bulk Product primary labelling or packaging materials (and all sources thereof), without the prior written decision by Labopharm, not to be unreasonably withheld. to be rendered within not more than two business days, in the case of changes requiring an interruption in production. Without limiting the generality of the foregoing, Labopharm shall be responsible for all costs of Raw Materials purchased or ordered by Confab which become unusable as a result of changes made to the Specifications. Confab agrees to use reasonable efforts to manage any such changes so as to minimize the costs to Labopharm. Resulting changes to the Facility shall be borne by Confab. All changes are subject to reasonable and good faith discussions with respect to their impact on prices.

ARTICLE 8: REGULATORY MATTERS

8.1 **Regulatory Matters.** Labopharm shall be solely responsible for obtaining and maintaining all necessary Regulatory Approvals for the manufacturing and commercialization of the Products and Confab shall provide full assistance and cooperation to Labopharm to the extent necessary to obtain and maintain such Regulatory Approvals. Without limiting the generality of the foregoing, Confab shall provide assistance for any submissions to the Regulatory Authorities to support the manufacturing of the Products by Confab at the Facility. Confab shall maintain its establishment licence, its FDA certification and any other relevant certification.

ARTICLE 9: INSURANCE

9.1 Each Party will maintain, at its own expense, customary, reasonable and adequate insurance coverage on its activities under this Master Supply Agreement and the US Supply Agreement. Such insurance will be maintained with one or more reputable insurance carriers, and will include, without limitation, product liability insurance, comprehensive general liability insurance for claims for damages arising from bodily injury (including death) and third party property damages arising out of acts or omissions of the Party under this Agreement, (Redacted) In addition, such insurance will provide that the insurer will endeavour to notify each Party at least 30 calendar days in advance of any cancellation or modification of such insurance coverage. Maintenance of such insurance coverage will not relieve either Party of any responsibility under this Agreement for damage in excess of insurance limits or otherwise subject however to Section 10.3 with respect to

Confab's liability to Labopharm. Upon a Party's written request, the other Party will promptly provide it with a certificate from the insurer(s) evidencing such insurance coverage. Confab will also use commercially reasonable efforts to make sure all of its sub-contractors performing Product supply activities will maintain appropriate insurance coverage with a reputable insurance carrier.

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ARTICLE 10: WARRANTIES AND INDEMNITIES

10.1 **Confab's Representations and Warranties**. Confab represents and warrants to Labopharm that:

(a) it is a corporation duly organized and validly existing under the laws of the jurisdiction in which it is incorporated;

(b) it has all necessary corporate power, authority and capacity and is properly authorized to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by it;

(c) it will ensure the requisite manufacturing capacity to manufacture the Product pursuant to the terms of this Agreement;

(d) the execution and performance of Confab's obligations hereunder do not and will not conflict with any obligation it may have to any third party;

(e) there is no claim, suit, proceeding, or other investigation pending, or to the actual knowledge of Confab, overtly threatened against Confab which is likely to prevent or materially interfere with Confab's performance under this Agreement or materially adversely affect the rights and interests of Labopharm hereunder;

(f) Confab is not debarred and will not use in any capacity the services of any person debarred under Subsection 306(a) or (b) of the U.S. Generic Drug Enforcement Act of 1992 or under 42 U.S.C. Section 1320-7, or any comparable Canadian legislation, or sanctioned by, excluded or otherwise prohibited from being an employee, supplier or manufacturer in connection with any federal health care program in Canada or the USA, including Medicare and Medicaid or in any USA or Canadian medication federal procurement or medication non-procurement programs;

(g) The Product delivered to Labopharm, its Affiliates, agents, subdistributors or the like under this Agreement (i) will meet the applicable Product Specifications and Intermediate Shipping Instructions and will be free of defects in workmanship and materials, (ii) will remain in compliance with the Product Specifications throughout the shelf-life of the Product if handled and stored in proper conditions and, (iii) will not be an article that may not be introduced into interstate commerce consistent with the intended use for such Product pursuant to the FD&C Act or any other

Applicable Laws.

(h) Confab will obtain and maintain all applicable licences for the Facility as contemplated in Section 8.1.

10.2 **Limited Warranties.** Subject to Applicable Laws, the foregoing warranties are limited and are in lieu of any other warranty. Except as set forth above, Confab makes no warranty or representation, expressed or implied, with respect to the Products, whether as to merchantability, quality and fitness for a particular purpose or otherwise.

10.3 **Limitation of Liability.**

10.3.1 API and Contramid Powder. Confab shall act as Labopharm's depositary for the API and Contramid Powder. As such, Confab shall be liable for any loss or damage to the API and Contramid Powder, provided that such loss or damage occurs while such API and Contramid Powder are in Confab's possession and control in the Facility and is otherwise due to Confab's gross negligence or intentional misconduct. Any liability that results from the loss or damage to the API and Contramid Powder as aforesaid shall be limited to the verifiable cost of API and Contramid Powder;

10.3.2 Product. Except in circumstances where Confab has failed to provide the manufacturing services in accordance with the applicable provisions of this Agreement, Confab shall not be liable nor have any responsibility for any deficiencies in, or other liabilities associated with, any Product manufactured by it, including, without limitation, the costs and expenses of any recall. For greater certainty, Confab shall have no obligation for any Product claims to the extent such Product claim (i) is caused by deficiencies of the Product Specifications themselves, the safety, efficacy or marketability of the Products or any distribution thereof, (ii) results from a defect in Raw Materials that is not reasonably discoverable using the test methods set forth in the Specifications, (iii) results from a defect in the API or Contramid Powder supplied by Labopharm, (iv) is caused by actions of third parties occurring after such Product is shipped by Confab including, without limitation, any acts or omissions of Labopharm's third party laboratory or packager; (v) is caused by actions or omissions of third party suppliers of Raw Materials in which deficiencies or defects were not detectable by Confab after conducting tests in accordance with the Specifications and the standard of care generally applied by a prudent manufacturer or (vi) is due to any other breach by Labopharm of its obligations under this Agreement;

10.3.3 Quarantine. It is expressly agreed that whenever Labopharm will require Confab in writing to ship bulk Product to Ropak or any third party packager under quarantine, Confab's total liability for such Product shall be limited to those aspects of the Product attributable to Specifications in its bulk printed and unprinted format and Confab shall not be held liable for the value of or any defects attributable to any additional packaging, testing, shipping or any other activity performed by Labopharm, its Affiliates, agents, subcontractors and distributors on such Products;

10.3.4 Recalls: In the event of a recall, Labopharm will bear costs unless Confab is at fault, in which case Confab will bear the costs of recall. Failing an agreement a mutually chosen third party laboratory will be used to decide who is at fault.

10.3.5 Except for gross negligence or wilful misconduct, Confab's maximum liability under this Agreement in any Contract Year for any reason whatsoever or resulting from a breach of its representations, warranties or other obligations under this Agreement shall not exceed $5,000,000 in the aggregate.

10.4 **Labopharm's Representations and Warranties.** Labopharm represents and warrants to Confab, that:

(a) it is a corporation duly organized and validly existing under the laws of the jurisdiction in which it is incorporated;

(b) it has all necessary corporate power, authority and capacity and is properly authorized and licensed to enter into this Agreement and to perform its obligations hereunder. Labopharm holds, and shall continue to hold for the duration of the Term of this Agreement, valid rights to the Labopharm Technology and all related Intellectual Property Rights and has the full right, power and authority to grant the rights granted to Confab hereunder. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by it;

(c) it shall provide all information necessary for Confab to manufacture and ship the Products in accordance with the applicable Specifications and Intermediate Shipping Instructions and shall make its employees available to respond to questions concerning such information at no charge to Confab;

(d) it shall sell or cause the Product to be sold under trade names or trademarks that are the exclusive property of Labopharm or that it can lawfully use, and accepts that Confab shall have no responsibility with respect to the use of the said trade names or trademarks;

(e) there is no claim, suit, proceeding, or other investigation pending, or to the actual knowledge of Labopharm, overtly threatened against Labopharm which is likely to prevent or materially interfere with Labopharm's performance under this Agreement or materially adversely affect the rights and interests of Confab hereunder.

ARTICLE 11: QUALITY ASSURANCE

11.1 **Non-Conforming Products.** In the event that any of the Products delivered to Labopharm or its designee fail to conform to the Product Specifications or have been manufactured under conditions which do not comply with applicable cGMP requirements, Labopharm may reject such shipment by giving prompt written notice to Confab within not more than forty (40) days after receipt of the Products specifying in sufficient detail the manner in which such Products fail to comply with the Product Specifications or fail to meet applicable cGMP requirements. Failure by Labopharm to reject a shipment in the manner aforesaid shall automatically entail acceptance of the shipment by Labopharm. Confab shall have thirty (30) days within which to accept or reject Labopharm's claims. Notwithstanding the foregoing, in the case of any non-conformity which is not readily apparent or discoverable upon reasonable inspection within such forty (40) day period, any claim of non-conformity with respect thereto shall not be deemed waived as against Confab and delivery of the Products shall not be deemed to have been accepted if Labopharm notifies Confab as soon as practicable, but no later than thirty (30) days following the date on which Labopharm learns of such non-conformity.

11.2 **Claim Procedure.** If Confab rejects Labopharm's claim and Labopharm does not agree with the reasons for the rejection, the Parties shall commence good faith discussions with a view to resolving the issue. In the event the issue cannot be resolved within fourteen (14) days following the start of such discussions, the dispute shall be resolved promptly by an independent testing organization of recognized repute within the Canadian pharmaceutical industry, mutually chosen by the Parties, the appointment of which shall not be unreasonably delayed by either Party. The results of such testing shall be binding upon the Parties. Until a dispute is resolved, Labopharm may withhold payment for the rejected shipment of the Products or part thereof, and, to the extent that Labopharm's position is

sustained by the testing organization, no interest shall be applied to such withheld payment. The fees and costs of the testing organization and the cost of storage and handling of the Products shall be borne by the Party whose position is not sustained by the testing organization. In no event will Confab delay or withhold shipment or production of Products during the resolution of any dispute or claim.

11.3 **Replacement of Products.** If Confab accepts Labopharm's claim for rejection or shortage, or if a dispute is resolved in favour of Labopharm, Confab shall cancel the invoice(s) that relate to the rejected or shorted commercial Products, or credit Labopharm's account in the amount thereof, and Confab shall manufacture and deliver new or additional Products to replace the rejected or shorted Products within the best delays possible but no later than the manufacturing campaign following the campaign that was in execution when the rejection notice was received by Confab. Confab shall invoice Labopharm for the replacement Products at the time of shipping said Products and Labopharm shall pay the amount of such invoice within thirty (30) days of its receipt, unless Labopharm's account has been credited as set out above. Subject to all other applicable provisions of this Agreement, the cost of the additional Raw Materials provided by Labopharm to Confab in order to manufacture the replacement Products, if any, shall be deducted from the amount of the new invoice, and Confab's liability shall be limited to such replacement of the non-conforming commercial Products, or to the granting of an equivalent credit to Labopharm, as the Parties may jointly agree.

11.4 **Disposition of Non-Conforming Products.** In any case where Labopharm expects to make a claim against Confab with respect to damaged or otherwise nonconforming Product, Labopharm shall not dispose of such Product for six (6) months after notifying Confab in writing of such damage or non-conformance without written authorization and instructions of Confab either to dispose of such Product or to return the Product to Confab.

11.5 **Inspection.** Labopharm or its marketing partner(s) shall have the right, upon reasonable advance notice and during regular business hours, to inspect and audit the Facility being used by Confab for manufacture and storage of the Product and/or any Raw Materials to assure compliance by Confab with (i) applicable rules and regulations and the prevailing FDA and EMEA requirements (including, but not limited to, 21 C.F.R. Section 210-211 and the EC guide to cGMPs), and (ii) the requirements of this Agreement. Such inspection and audit shall be conducted in a manner to minimize disruption of Confab's business operations and shall not be conducted more than once every six (6) months (or every three (3) months in the event an audit uncovers a material deficiency and until such deficiency is cured) during the first two Contract Years and thereafter,

not more than once every Contract Year. Notwithstanding the foregoing, Labopharm reserves the right to audit Confab's Facility as necessary in the event of any cGMP violation or deviation. From time to time, Labopharm may request a new customer due diligence visit in order to facilitate the introduction of additional business to Confab. These visits shall not be considered to be audits for the purposes of the limitations set forth herein. The parties shall negotiate a reasonable price to be paid to Confab in respect of such visits in excess of one every six months.

ARTICLE 12: INDEMNIFICATION

12.1 **Indemnity in Favour of Confab**. Labopharm shall defend, indemnify and hold Confab, its Affiliates, and their respective officers, directors, employees, agents, representatives and shareholders, harmless from and against any liability to a third party for property damage, personal injury, death, claims, actions or judgments resulting from:

12.1.1 a negligent act or omission or wilful misconduct by Labopharm in connection with the subject matter of this Agreement and the US Supply Agreement;

12.1.2 the infringement by Labopharm and/or Confab of the intellectual property rights of any third person as a result of the use of the Labopharm Technology and the related Labopharm Intellectual Property in accordance with the provisions hereof;

12.1.3 the breach by Labopharm of any of the terms of this Agreement or the US Supply Agreement,

except to the extent that any such liability arises out of, results from or involves (i) the breach or misstatement by Confab of its obligations, representations or warranties under this Agreement or the US Supply Agreement, or (ii) the negligence or wilful misconduct of Confab or its Affiliates, or their respective directors, shareholders, officers or employees, or third party contractors.

12.2 **Indemnity in Favour of Labopharm**. Confab shall defend, indemnify and hold Labopharm, its Affiliates, and their respective officers, directors, employees, agents, representatives and shareholders, harmless from and against any liability to a third party for property damage, personal injury, death, claims, actions or judgments resulting from:

12.2.1 a negligent act or omission or wilful misconduct by Confab in connection with the subject matter of this Agreement or the US Supply Agreement;

12.2.2 any defect in the manufacture of the Products; or

12.2.3 the breach by Confab of any of the terms of this Agreement or the US Supply Agreement.

except to the extent that any such liability arises out of, results from or involves (i) the breach or misstatement by Labopharm of its obligations, representations or warranties under this Agreement or the US Supply Agreement, or (ii) the negligence or wilful misconduct of Labopharm or its Affiliates, or their respective directors, shareholders, officers or employees.

12.3 **Consequential Damages**. Notwithstanding the provisions of this Agreement or the US Supply Agreement which might otherwise be to the contrary, neither Party shall be liable to the other for lost profits or indirect or consequential damages. Neither Party shall hold the other Party liable for punitive or exemplary damages.

12.4 **Indemnification Procedures**. A Party (the "Indemnitee") which intends to claim indemnification under this Article 12 shall promptly notify the other Party (the "Indemnitor") in writing of the liability with respect to which the claim of indemnification relates. The Indemnitee shall permit, and shall cause its employees and agents to permit, the Indemnitor, at its discretion, to settle any such liability, the defence and settlement of which shall be under the complete control of the Indemnitor; provided, however, that such settlement shall not adversely affect the Indemnitee's rights hereunder or impose any obligations on the Indemnitee in addition to those set forth herein in order for it to exercise those rights. No such liability shall be settled without the prior written consent of the Indemnitor, and the Indemnitor shall not be responsible for any legal fees or other costs incurred other than as provided herein. The Indemnitee, its employees and agents shall co-operate fully with the Indemnitor and its legal representatives in the investigation and defence of any liability covered by this indemnification. The Indemnitee shall have the right, but not the obligation, to be represented by counsel of its own selection and at its own expense.

ARTICLE 13: TERM AND TERMINATION

13.1. **Term.** The Term of this Agreement shall commence as and from the Effective

Date of this Agreement and shall terminate on the expiration of the fourth Contract Year (the "Initial Term"), unless earlier terminated in accordance with this Agreement or extended by written agreement of the Parties.

13.2. **Termination for Default**. Either Party may terminate this Agreement (without prejudice to any other remedies available to it by law or in equity) by written notice to the other Party if the other Party defaults in a material respect in the performance or observance of any of its obligations under this Agreement and such default continues, unremedied, for a period of thirty (30) business days following written notice of such default to the defaulting Party setting forth in reasonable detail the nature of such default. Any right to terminate arising under this Section shall be stayed if, during the relevant cure period, the Party alleged to have been in default shall have initiated, and be diligently and in good faith proceeding to cure such default within a commercially reasonable period of time or if the Party alleged to have been in default shall have initiated arbitration in accordance with Article 15 below with respect to the alleged default, and be diligently and in good faith co-operating in the prompt resolution of such arbitration.

13.3. **Termination upon Insolvency/Bankruptcy.** Either Party may terminate this Agreement (without prejudice to any other remedies available to it by law or in equity) by written notice to the other Party if the other Party makes an assignment for the benefit of its creditors, is adjudged bankrupt, becomes insolvent, ceases or threatens to cease to carry on business, files or consents to the filing of a petition in bankruptcy, seeks to take advantage of any legislation relating to insolvency, arrangement or relief of debtors, winds-up or liquidates, or if any receiver, trustee, liquidator or similar official is appointed to such other Party or any of its property.

13.4. **Termination for Product Withdrawal or Economic Unfeasibility**. Labopharm may terminate this Agreement immediately in the event that the Product is withdrawn or suspended by a Regulatory Authority or if there occur serious and unexpected events with respect to the safety of the Product, as a result of which, the Regulatory Approval is not granted or terminated in the USA or terminated in the European countries, or the FDA or EMEA directs or requests discontinuance of development, use or sale of the Product in the USA or the European countries. Labopharm may elect to instead suspend its obligations under the Agreement until such serious safety event is resolved and the FDA or the EMEA has given approval again to distribute the Product in the USA or the European countries as the case may be. Labopharm may terminate this Agreement upon 60 days' written notice, with respect to one or more of the Product(s), if in Labopharm's sole judgment, it is not economically feasible to continue marketing such Product.

In such event, Labopharm shall be obligated to pay for those matters set forth in Section 13.6.

13.5. **Accrued Rights.** Termination or expiration of this Agreement shall not affect the respective rights and obligations of the Parties accrued during the Term of this Agreement. Further, any such termination or expiration shall not relieve a Party from obligations that are expressly indicated to survive termination or expiration of this Agreement. The termination of this Agreement by either Party shall not affect the rights of the terminating Party to seek redress under this Agreement or under Applicable Laws.

13.6. **Purchase of Termination Inventory.** (Redacted)

13.7. **Orders Placed Prior to Expiration or Termination.** Following termination or expiration of this Agreement for any reason, other than default or insolvency on behalf of Labopharm, Confab shall, on Labopharm's request, fill all Purchase Orders submitted by Labopharm during the term of this Agreement regardless of whether the Product(s) in such Purchase Orders are to be delivered after the expiry or termination of this Agreement.

13.8 **Treatment of Minimum Volume in Case of Termination.** (Redacted)

(Redacted)

ARTICLE 14: FORCE MAJEURE

14.1 **Defined.** In this Agreement, "Force Majeure" means an event or occurrence beyond the reasonable control of a Party which by the exercise of reasonable diligence could not be overcome, including, but not limited to, strikes, lock-outs, labour disruptions, acts of God, changes in the law, restraints of governments, riots, arrests of people, act of war, civil disturbances, rebellion or sabotage, fire, flood, lightning, epidemic, not caused by the act or omission of the Party, any delay or failure by a governmental authority (including a Regulatory Authority) to issue any relevant permit or order not caused by the act or omission of the Party.

14.2 **Notice; Non-Default**. A Party shall be deemed not to be in default with respect to non-performance of any of its obligations under this Agreement, if and so long as such non-performance is due in whole or in some material way to an event of Force Majeure and that Party has used its commercially reasonable efforts to remove the event of Force Majeure and to perform its obligations under the Agreement. If an event of Force Majeure occurs, the Party affected shall promptly notify the other Party of the occurrence of the event, its extent and probable duration and will use its best endeavours to overcome the difficulties created thereby and to resume performance of its obligations as soon as practicable. Force Majeure shall excuse the affected Party's performance until the Force Majeure has ceased and for a reasonable period of time thereafter, to allow the affected Party to restore itself to the position it was in with respect to the future ordering or manufacture of Product immediately prior to Force Majeure. Within thirty (30) days of notification by Confab that it is able to resume the necessary supply of the Product to Labopharm, Labopharm shall resume obtaining its requirements of Product from Confab pursuant to the terms of this Agreement. A Party shall suffer no penalty or incur any liability for its inability to perform hereunder by reason of Force Majeure. As it may apply to Labopharm, a Force Majeure event shall never (i) be used or interpreted so as to prevent or delay the due payment of any sums then owing to Confab nor (ii) to cancel or reduce a purchase order or Excess Purchase Order already transmitted to Confab.

14.3 **Equitable Treatment.** In the event a Force Majeure restricts Confab from supplying Product, in whole or in part, to Labopharm, Confab shall treat and supply Labopharm in the same equitable manner as all of Confab's other major customers.

14.4 **Termination.** If a Party's failure to perform any of its obligations due to a Force Majeure has continued for ninety (90) days, unless within such period the non-performing Party has begun to substantially remedy its inability to perform, and will be in a position to fully resume its performance obligations within a further thirty (30) days thereafter (sixty (60) days in case of replacement of special long lead ordering equipment), the other Party may, if itself not in default under the Agreement, terminate this Agreement by providing written notice to the non-performing Party. In the event of such termination, both Parties' respective rights and obligations under this Agreement shall terminate except for any amounts previously due and owing by one Party to the other and except for any other obligations which this Agreement expressly provides shall survive termination, or which should, by their nature, so survive.

ARTICLE 15: GOVERNING LAW

15.1 **Governing Law.** All matters affecting the interpretation, form, validity, construction and performance of this Agreement shall be decided in accordance with the laws of the Province of Quebec, Canada, and the Federal laws of Canada applicable thereto.

15.2 **Binding Effect.** Except for any matter regarding the ownership of intellectual property, any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be first submitted to the senior management of both Parties for resolution. Should such senior management be unable to resolve such issue within 15 days of submission, the matter shall be escalated to the CEO's of each Party. Should the CEO's be unable to resolve the matter in a further thirty (30) days, the matter shall be settled by binding arbitration in Montreal, Quebec, in accordance with the provisions of this Article 15, thereby excluding all recourses to any court of law whatsoever, except for the purpose of filing the award, obtaining an order of enforcement for seeking provisional measures before or during arbitration, such as injunctions, as the case may be, or for the purpose of rendering the award executory. The decision of the arbitrator is final and binding on both parties.

15.3 **Prior Notice-Single Arbitrator.** It shall be a condition precedent to the right of any Party to submit a matter to arbitration pursuant to the provisions hereof to

give not less than ten (10) days prior written notice to the other Party of its intention to do so. During that ten (10) day delay, the Parties shall endeavour to jointly appoint a single arbitrator. Upon the expiration of such ten (10) day period, and if the parties have failed to appoint a single arbitrator, the Party who has given such notice may proceed to refer the dispute to arbitration as provided herein.

15.4 **Arbitrators.** The Party entitled to refer a matter to arbitration shall proceed to refer the matter to arbitration by appointing one (1) arbitrator and notifying the other parties of such appointment. The other Party shall, upon receiving such notice, appoint a second arbitrator, and the two (2) arbitrators shall, within fifteen (15) days of the appointment of the second arbitrator, agree on the appointment of a third arbitrator who will act with them and be chair of the panel. In the event that either party shall fail to appoint an arbitrator within thirty (30) days after the commencement of the arbitration proceeding, the arbitrator shall be appointed by a judge of the Superior Court of Quebec. In the event of the failure of said two (2) arbitrators to agree within sixty (60) days after the commencement of the arbitration proceeding upon the appointment of the chairman, the chairman shall also be appointed by a judge of the Superior Court of Quebec on the application of either Party.

15.5 **Expenses.** The expenses of each Party, including legal and accounting fees, if any, with respect to the arbitration, shall be borne by such Party, except to the extent otherwise directed by the arbitrator(s). The arbitrator(s) shall designate the Party to bear the expenses of the arbitrator(s) or the respective amounts of such expenses to be born by each Party.

ARTICLE 16: CONFIDENTIALITY

16.1 **Confidentiality.** Each of the Parties shall hold in confidence any and all Confidential Information disclosed to it by the other Party before and during the term of this Agreement and shall not use such Confidential Information except in accordance with the terms of this Agreement. No Party shall, without the specific written consent of the disclosing Party, disclose to any Third Party (except to regulatory authorities to obtain and maintain the registrations of the Product or other disclosures required by law) or use for its own purposes any Confidential Information of another Party. The provisions of this Section 16 shall survive the expiry or termination of the Agreement until all of the Confidential Information has fallen within one of the exceptions set forth by one Party below.

16.2 **Exceptions.** The obligation of confidentiality herein shall not apply to any data or

information disclosed by one Party to another which:

16.2.1 at the time of the disclosure or thereafter is or comes into public domain by publication or otherwise through no fault of the receiving Party;

16.2.2 is disclosed to the recipient by a third party having the legal right to make such disclosure;

16.2.3 is known to the recipient at the date hereof as established by contemporaneous documentary evidence, or

16.2.4 is required by law to be disclosed, provided that the disclosing Party furnishes the other Party with written notice that the data or information is proposed to be disclosed sufficiently in advance of the proposed disclosure so as to provide the other Party with reasonable opportunity to seek to prevent the disclosure of or to obtain a protective order for the data or information, provided that any such disclosure required by law to be made in accordance with securities regulations of any relevant jurisdiction shall not require such advance notice.

Further, each Party shall be entitled to disclose any Confidential Information received to its responsible employees and officers, including any such employees and officers of any of their Affiliates, for the proper performance of this Agreement. The Parties shall impose at least the same degree of confidentiality on each such employee and officer as is imposed upon the Parties under this Agreement.

16.3 **Unauthorized Use.** In the event that a Party becomes aware or has knowledge of any unauthorized use or disclosure of any Confidential Information of the other Party, it shall promptly notify the other Party of such unauthorized use or disclosure and, thereafter, it shall take all reasonable steps to assist the other Party in attempting to minimize any potential or actual damages or losses resulting from such unauthorized disclosure.

16.4 **Return of Information.** Upon termination of this Agreement, the receiving Party shall promptly return all of the disclosing Party's Confidential Information, including all reproductions and copies thereof and shall immediately delete all references thereto stored electronically, save to the extent necessary to comply with cGMPs.

16.5 **Ownership Rights**. Each Party agrees that it shall not claim to have any rights, title or ownership in the Confidential Information of the other Party or any discoveries or inventions or improvements based on or derived from the Confidential Information, and that rights, title and ownership in such Confidential Information of the other Party or any discoveries or inventions or improvements based on or derived from said Confidential Information shall, as between the Parties, rest in the other Party. Without limiting the generality of the foregoing, the Labopharm Technology and all Intellectual Property Rights related thereto shall form part of Labopharm's Confidential Information. Confab agrees to promptly disclose to Labopharm any discoveries, or inventions or improvements based on or derived from Labopharm's Confidential Information. Confab agrees to assign (and does hereby assign) to Labopharm, the sole and exclusive ownership in all such discoveries, inventions and improvements and to sign all documents and do all things required to give effect thereto. Notwithstanding the foregoing, Confab will be allowed to use for its own purposes any manufacturing know-how and expertise acquired or developed by Confab as a result of the use of the Labopharm Technology free from any obligation to Labopharm provided however that such use shall not be detrimental to Labopharm or infringe any intellectual property right of Labopharm.

16.6 **No Trade Mark Rights**. Except as otherwise specifically provided for herein, no right, express or implied, is granted hereby to a Party to use in any manner the name or any other trade name or trade mark of the other Party.

ARTICLE 17: LABOPHARM LICENSEES

17.1 **Substantially Similar Terms and Conditions.** (Redacted)

Avp		AA

ARTICLE 18: MISCELLANEOUS

18.1 **Relationship of the Parties.** The relationship between Confab and Labopharm created pursuant to this Agreement is intended to be and shall be solely that of independent contractors. Neither Party, nor its employees, agents or representatives shall under any circumstances be considered employees, agents, partners, joint venturers or representatives of the other Party. Neither Party, nor its employees, agents or representative shall act or attempt to act, or represent themselves, directly or by implication, as an employee, agent, joint venturer, partner or representative of the other Party or in any manner assume or create, or attempt to assume or create, any obligation or liability of any kind, express or implied, on behalf of or in the name of the other Party. No person other than Confab or Labopharm may rely on or enforce any provision of this Agreement.

18.2 **Indivisibility and Severability**. All of the obligations stipulated to be executed by Labopharm in this Agreement are indivisible and several obligations of Labopharm Inc. and Labopharm Europe Limited. Confab shall be allowed to manage this Agreement and to deal exclusively with Labopharm Inc. for all intents and purposes of this Agreement as though Labopharm Inc. and Labopharm Europe Ltd. were one and the same legal person.

18.3 **Further Assurances**. Each Party will at any time and from time to time, upon the request of the other Party, execute and deliver such further documents and do such further acts and things as the other Party may reasonably request to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.

18.4 **Notices.** Any notice or other communication made under this Agreement (shall be in writing and shall be properly given: (i) when delivered if sent by personal delivery; (ii) two (2) days after transmission if sent by facsimile with confirmation of transmission; or (iii) the day following reception if sent by registered mail return receipt requested, addressed:

For Legal Notices:

If to Confab, at:

Confab Laboratories Inc.
4355 Sir Wilfrid Laurier Blvd.

Saint-Hubert (Quebec) J3Y 3X3
Attention: General Counsel
Fax: (450) 443-4466

if to Labopharm, at:

Labopharm Inc.
480, boulevard Armand-Frappier
Laval (Québec) H7V 4B4
Attention: General Counsel, Legal Department
Fax: (450) 686-9141

and to Labopharm Europe Limited at:

5, The Seapoint Building,
44 Clontarf Road,
Dublin 3,
Ireland
Attention: Managing Director
Fax: +353 1 854 0144

For Purchase Orders:

if to Confab:

Confab Laboratories Inc.
4355 Sir Wilfrid Laurier Blvd.
Saint-Hubert (Quebec) J3Y 3X3
Attention: Account Manager
Fax: 450-443-4466

if to Labopharm, at:

Labopharm Inc.
480, boulevard Armand-Frappier
Laval (Québec) H7V 4B4
Attention: Logistics and Supply Department
Fax: +450-663-1555]

and to Labopharm Europe Limited at:

5, The Seapoint Building,

LB ACP		[initials]

44 Clontarf Road,
Dublin 3,
Ireland
Attention: Logistics & Supply Department
Fax: +353 1 854 0144
Email: orderentry@labopharm.com

A Party may change its address for notice by notifying the other Party at any time.

18.5 **Communications.** Apart from and in addition to the production cell referred to in the relevant Quality Agreement, each of Confab and Labopharm agrees to assign representatives to manage this Agreement at the following levels:

- Executive Sponsors : one top-level executive from each party will be assigned to monitor this Agreement and interact with key personnel as needed;

- Account Managers: to manage purchase orders, shipments, invoice issues and generally technical, procurement and service issues. Account Managers will schedule periodic meetings and will be accessible by phone, cell phone, voice-mail and e-mail during regular business hours.

- Quality Managers: to manage quality issues. Quality Managers will liaise with their respective Account Managers so as to ensure smooth communication and avoid duplication of effort.

18.6 **Entire Agreement, Waiver, Amendment**. This Agreement supersedes any prior agreements between the Parties as to the subject matter of the Agreement, whether oral or in writing, and together with any schedules, attachments and appendices, contains the entire understanding between the Parties as to the subject matter contained herein. No delay or failure on the part of a Party in exercising any rights under this Agreement shall affect any of such Party's rights. This Agreement may not be modified or amended except in writing duly executed by all Parties.

18.7 **Severability.** Any provision of this Agreement that is held to be inoperative, unenforceable or invalid in any jurisdiction shall be inoperative, unenforceable or invalid in that jurisdiction without affecting any other provision hereof in that jurisdiction or the operation, enforceability or validity of that provision in any other jurisdiction, and to this end the provisions hereof are declared to be severable.

18.8 **Enurement, Assignment.** This Agreement is binding on and enures to the benefit of each Party and its successors and permitted assigns, provided that neither Labopharm nor Confab shall assign or otherwise transfer any rights under or interest in this Agreement without the other Party's prior written consent, which consent shall not be unreasonably withheld. Either Party may assign this Agreement to an Affiliate or a subsidiary or to a purchaser of all or substantially all of its assets or business related hereto, provided such Party continues to guarantee the performance of obligations of the Affiliate or the subsidiary and/or that the purchaser executes a document assuming all of such Party's obligations hereunder.

18.9 **Public Announcements.** If either Party wishes to make a public announcement or disclosure, whether written or oral, concerning this Agreement or the terms hereof, the other Party shall be provided with an advance copy of the proposed disclosure and shall have three (3) business days within which to approve or disapprove thereof unless the law requires immediate disclosure in which case the Party will endeavour to give notice thereof as soon as possible to the other Party. Approval shall not be unreasonably withheld by either Party. Absent approval, no public disclosure concerning this Agreement or the terms hereof shall be made by either Party, except to the extent required by law.

18.10 **Incorporation of Schedules**. The schedules attached to this Agreement are incorporated by reference herein and made a part hereof. At the time of execution, the following schedules were attached hereto:

Schedule A: US Quality Agreement
Schedule B: European Quality Agreement
Schedule C: Loan for Use of Labopharm's Equipment to Confab

18.11 **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same Agreement.

18.12 **Language**. The parties hereto have requested that this document and all its attachments be drafted in the English language. Les parties ont exigé que ce document et les pièces jointes y afférant soit rédigé en anglais.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the 14 day of July 2006, effective the date first written above, by their authorized officers, who by signing confirm their authority and intention to bind the Party they represent.

CONFAB LABORATORIES INC.

Guy Lamarre
Chairman of the Board and C.E.O.

LABOPHARM INC.

James R. Howard-Tripp
President and C.E.O.

LABOPHARM EUROPE LIMITED

Anthony Playle
Managing Director

Schedule A :

US Quality Agreement

(Redacted)

Schedule B :

European Quality Agreement

(Redacted)

Schedule C :

Loan for Use of Labopharm's Equipment to Confab

(Redacted)